

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 21, 2018

<u>Via E-mail</u>
Keith D. Phillips
President and Chief Executive Officer
Piedmont Lithium Limited
Level 9, BGC Centre, 28 The Esplanade
Perth, WA, 6000 Australia

> **Re: Piedmont Lithium Limited**
> **Draft Registration Statement on Form 20-FR (12b)**
> **Submitted January 25, 2018**
> **CIK No. 0001728205**

Dear Mr. Phillips:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>As a foreign private issuer, we are permitted and expect to follow certain home country, page 19</u>

1. Please ensure that your disclosure under this heading addresses all material risks related to the disclosure under "Board Practices" beginning on page 46.

<u>B. Overview page 26</u>

2. Please revise to provide disclosure regarding the principal markets in which you propose to participate pursuant to Item 4.B of Form 20-F, including information relating to supply, demand, and pricing, as appropriate. Please discuss products you anticipate producing if your exploration activities are successful and provide general information related to the cost of lithium hard rock mining as opposed to solution mining.

3. Please disclose the information regarding your land and mineral rights pursuant to paragraph (b) (2) of Industry Guide 7. For each material property include the following information:

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Please include certain identifying information, such as the property names.

- The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

- The expiration dates of your leases and option agreements.

4. Please disclose the area of each of your mineral properties and clarify if your properties are contiguous.

5. Please revise to include a brief summary of your exploration activities to date and results. In your response please include an overview of your exploration quality control procedures.

6. Please revise to describe your phase 3 exploration plan, including your exploration budget.

7. Please disclose the material permits related to your exploration activities including the terms of the permits and the reclamation requirements.

Details of Remuneration for Fiscal 2017, page 44

8. Please revise footnote two to the compensation table to clearly state whether the amounts disclosed in the footnote are included in the table or whether they are in addition to the amounts in the table.

Major Shareholders, page 50

9. Please disclose any significant change in the percentage ownership held by any major shareholders during the last three years. Refer to Item 7.A.1 of Form 20-F.

Constitution, page 55

10. Please include a discussion of any restrictions that may attach to your shares due to liability to capital calls. Please see Item 10.B.3(g) of Form 20-F.

Exhibits, page 79

11. If required by your home country, please file the employment agreements and contracts disclosed on pages 45 and 46 as exhibits. Refer to Instructions as to Exhibits, 4(c) of Form 20-F.

       You may contact John Coleman at (202) 551-3610 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any other questions.

                                    Sincerely,

                                      /s/ Pamela Howell
                                      for

                                      John Reynolds
                                      Assistant Director
                                      Office of Beverages, Apparel, and Mining

cc: Eric Scarazzo
       Gibson, Dunn & Crutcher LLP